Golenbock Eiseman Assor Bell & Peskoe LLP

711 Third Avenue, 17th Floor

New York, New York 10017

(212) 212-907-7300

October 29, 2019

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Ronald Alper, Esq.

Re:	Natur International Corp. Registration Statement on Form S-1

Filed on September 25, 2019
File No. 333-233929

Dear Mr.Alper:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 15, 2019. This letter sets forth below the comments of that letter to the Registration Statement on Form S-1, File No. 333-233929 (“Registration Statement”), of Natur International Corp. (the “Company”) filed on September 25, 2019, followed by the responses of the Company. I am responding on behalf of the Company as its counsel.

Registration Statement on Form S-1

General

1.	We note that you have elected to incorporate information by reference. Your disclosure on page 10 indicates that your common stock is a penny stock. Therefore, you are not eligible to incorporate by reference. Please revise your prospectus accordingly. Please see General Instruction VII.D.1(c) of Form S-1 for guidance.

Response:

The Company has removed the incorporation by reference section and the to the extent required to be included in the Registration Statement, information that was incorporated is now inserted into the Registration Statement, notably the audited financial statements of the Company for the fiscal year ended December 31, 2018, and the unaudited financial statements of the Company for the period ended June 30, 2019.

2.	Your prospectus indicates that you and the selling shareholders intend to sell shares at market prices. It appears that your public float is less than $75M, thus you are not eligible to conduct a primary offering on Form S-3. Therefore, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to disclose the fixed price at which the shares will be sold.

Response:

The Registration Statement has been modified for the portion of the prospectus relating to the sale of shares of common stock by the Company to be at a fixed price thereunder.

As discussed between you and I, the above comment was clarified as to be applicable to the shares to be sold by the Company and not applicable to the shares to be sold by the selling shareholders as provided in the alternate prospectus included in the Registration Statement.

The Company has informed me to relay to the Staff that it and its management are responsible for the accuracy and adequacy of the disclosures in the Registration Statement, notwithstanding any review, comments, actions, or absence of actions by the Staff.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 907-7349 or email the undersigned at ahudders@golenbock.com. Thank you for your attention to this matter.

Sincerely,

/S/ Andrew D. Hudders
Andrew D. Hudders,

cc:	Mr. Ruud Huisman, CFO of the Company